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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Holding Company Act of 1935

To Be Filed Annually Prior to March 1

A.O.G. CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.
A.O.G. Corporation is a corporation organized in the state of Arkansas. A.O.G. Corporation has its principal place of business at 111 Center Street, Little Rock, Arkansas 72201. A.O.G. Corporation is a holding company which owns one subsidiary, Arkansas Oklahoma Gas Corporation, a public utility conducting business in the states of Arkansas and Oklahoma with its principal place of business at 115 North 12th Street, Fort Smith, Arkansas 72901.

2.
A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, provides natural gas distribution service to approximately 47,040 customers in Arkansas and 15,013 in Oklahoma, and also transports natural gas pursuant to Federal Energy Regulatory Commission approval. All sources of natural gas, primarily wellhead gas, are located in the states of Arkansas and Oklahoma. All transmission lines, producing fields and gas distribution facilities are located in the states of Arkansas and Oklahoma. Neither A.O.G. Corporation nor its subsidiary own or operate any generating plants or gas manufacturing plants.

3.
A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, operated as follows in the year ending August 31, 2003:

a.
Distributed 11,180,743 Mcf at 14.73 psig of natural gas at retail in the state of Arkansas, generating gross revenues of $55,536,009.

b.
Distributed 1,872,254 Mcf at 14.73 psig of natural gas at retail in the state of Oklahoma, generating gross revenues of $13,154,992.

c.
Did not make any sales for resale.

d.
Purchased 7,477,453 Mcf 14.73 psig of natural gas in Arkansas at a cost of $37,287,478.

e.
Purchased 1,857,431 Mcf at 14.73 psig of natural gas in Oklahoma at a cost of $10,271,734.

4.
A.O.G. Corporation does not hold any interest in an exempt wholesale generator (EWG) or a foreign utility company.

Attached hereto and made a part hereof as Exhibit "A" is a consolidated statement of income and surplus and a consolidated balance sheet of the Claimant, A.O.G. Corporation and its public utility subsidiary, Arkansas Oklahoma Gas Corporation for the year ending August 31, 2003.

Attached hereto and made a part hereof as Exhibit "B" is a financial data schedule reflecting total assets, total operating revenues and net income that are applicable to the registrant on a consolidated basis.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February, 2004.

A.O.G. CORPORATION
	By:	/s/ Vincent Grober Vincent Grober—Vice President
CORPORATE SEAL
Attest:
/s/ Floyd Hurst Floyd Hurst—Asst. Vice President and Asst. Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Michael J. Callan — Vice President and General Counsel
Arkansas Oklahoma Gas Corporation
P.O. Box 17004
Fort Smith, AR 72917

EXHIBIT A

A. O. G. CORPORATION AND SUBSIDIARY
BALANCE SHEET
For Year Ended August 31, 2003
(Dollars in Thousands)

ASSETS
Property, plant and equipment, at cost	$119,987
Less accumulated provisions for depreciation	53,309

Net property, plant and equipment	173,296
Investments at cost	2,101
Current assets:
Cash and cash equivalents	3,632
Temporary investments	—
Notes and accounts receivable, net	11,122
Exchange gas receivable	—
Underground storage gas	—
Inventory of materials and supplies	1,614
Prepaid expenses	749
Other	—
Due from Parent Corporation	—

Total current assets	17,117
Other noncurrent assets:
Deferred Expenses	945

TOTAL ASSETS	$193,459

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock	$273
Additional paid-in capital	140
Retained earnings	40,204

Total	40,617
Long term debt	—

Total capitalization	40,617
Current Liabilities:
Current portion of long-term debt	25,010
Notes payable	—
Accounts payable	2,606
Refunds due customers	5,385
Customers' deposits	1,685
Accrued liabilities-	—
Taxes other than income	1,069
Due to Parent Corporation	—
Other	663
Due to Subsidiary	—

Total current liabilities	36,418
Other noncurrent liabilities:
Customer advances for construction	38
Deferred income taxes	9,025
Deferred investment tax credit	743

TOTAL CAPITALIZATION AND LIABILITIES	$86,841

EXHIBIT A

A. O. G. CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
For Year Ended August 31, 2003
(Dollars in Thousands)

Operating Revenue:
Sales	$37,296
Other	2,921

Total Operating Revenue	40,217
Operating Expenses:
Gas purchased	47,841
Operating, general and administrative	13,250
Maintenance	1,429
Depreciation and amortization	3,920
Taxes other than income taxes	1,336
Income taxes	215
Total Operating Expenses	67,991
Income from Operations	2,226
Interest expense	1,918

Net Utility Income	308
Other income (expense):
Nonutility operating revenues	459
Nonutility operating and maintenance expense	(132)
Dividends and interest income	189
Other	(547)

Net Nonutility Income	(31)
Net Income	$277

Retained Earnings, Beginning of period	$39,927
Dividends Paid	—
Retained Earnings, End of period	$40,204

EXHIBIT B

A. O. G. CORPORATION AND SUBSIDIARY
FINANCIAL DATA SCHEDULE
(Dollars in Thousands)

Total Assets, beginning of period	$193,459
Total Operating Revenues for year ended August 31, 2003	$40,217
Net Income for year ended August 31, 2003	$277

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EXHIBIT A
A. O. G. CORPORATION AND SUBSIDIARY BALANCE SHEET For Year Ended August 31, 2003 (Dollars in Thousands)
EXHIBIT A
A. O. G. CORPORATION AND SUBSIDIARY CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS For Year Ended August 31, 2003 (Dollars in Thousands)
EXHIBIT B
A. O. G. CORPORATION AND SUBSIDIARY FINANCIAL DATA SCHEDULE (Dollars in Thousands)